UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-191725

REGEN BIOPHARMA, INC

(Exact name of registrant as specified in its charter)

4700 Spring Street, St 304, La Mesa, California 91942

(619) 722 5505

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Series A Preferred Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☒

Rule 15d-6	☐

EXPLANATORY NOTE: THIS AMENDMENT TO REGEN BIOPHARMA INC’S (THE “COMPANY”) FORM 15 (“ORIGINAL FILING”) IS BEING FILED SOLELY TO AMEND THE FOLLOWING PORTIONS OF THE ORIGINAL FILING:

Inclusion of Date of Signature on Signature page which was omitted by error

Approximate number of holders of record as of the certification or notice date:

Common Stock: 482

Series A Preferred Stock 480

Pursuant to the requirements of the Securities Exchange Act of 1934 Regen Biopharma, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 26, 2024	By:	/s/ David R Koos
David R Koos Chairman, CEO, CFO, President, Secretary Officer, Treasurer